Kemper Corporation One East Wacker Drive Chicago, IL 60601 kemper.com

December 19, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington D.C. 20549

Re: Kemper Corporation (formerly Unitrin, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 3, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 2, 2011
File No. 001-18298
Dear Mr. Rosenberg
Kemper Corporation (the “Company”) has received and reviewed your letter dated November 22, 2011, regarding the Commission's review of the above mentioned filings and has submitted its response below.
Form 10-K for the fiscal year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Unitrin Direct, page 44

Comment:

1.
From the table on page 44, it is apparent that the combined ratio for your Unitrin Direct segment has exceeded 109% for each of the last three years. In addition, it is evident from disclosures in your September 30, 2011 Form 10-Q that your Unitrin Direct segment continues to reflect significant underwriting losses in 2011. Please provide us proposed revised disclosure to be included in the notes to your consolidated financial statements in future periodic reports that indicates your policy for evaluating premium deficiencies. Please ensure this disclosure indicates how you group policies in your process and whether you include investment income in your evaluation. To the extent you include investment income in your evaluation, please separately explain to us why you apparently do not record a premium deficiency when your investment income for this segment does not appear to cover its underwriting loss. See ASC 944-60-25 and ASC 944-60-50-1.

Company response:
For property and casualty insurance contracts, premium deficiency reserves are established if the sum of expected claim costs, claim adjustment expenses, unamortized acquisition costs and maintenance costs exceeds the related unearned premium. For each business segment, the analysis is performed at a product line level, namely automobile insurance, homeowners insurance and other insurance, which is consistent with the manner in which the Company acquires, services and measures profitability. The Company does not include investment income in the evaluation.
Other than an immaterial premium deficiency of $0.1 million recorded on homeowners insurance during the first nine months of 2011, no other premium deficiency has been recorded for Unitrin Direct during the past three years because the unearned premiums exceeded the sum of the expected claim costs, claim adjustment expenses, unamortized acquisition costs and maintenance costs. Although the combined ratio for Unitrin Direct has exceeded 109 percent for each of the last three years, a significant portion of Unitrin Direct's expense ratio relates to items that are expensed as incurred due, in part, to the direct marketing channel in which Unitrin Direct operates. Accordingly, Unitrin Direct's unamortized deferred policy acquisition costs are significantly lower than other property and casualty insurers that use commissioned agents to distribute their products. Unitrin Direct's automobile insurance losses and loss adjustment expenses (“LAE”) as a percentage of related earned premiums were 82.6 percent for the nine months ended September 30, 2011. Using 82.6 percent as expected losses and LAE as a percentage of automobile insurance unearned premiums at September 30, 2011 plus the related unamortized deferred policy acquisition costs of 4.0 percent of unearned premiums at September 30, 2011 would leave a margin of 13.4 percent, which is more than sufficient to cover maintenance costs. Maintenance costs are primarily related to billing, collections and bad debt and amount to less than 5 percent of earned premiums.
The Company proposes to disclose the following accounting policy in its notes to the consolidated financial statements beginning with the Company's 2011 Annual Report on Form 10-K.
For property and casualty insurance contracts, premium deficiency reserves are established if the sum of expected claim costs, claim adjustment expenses, unamortized acquisition costs and maintenance costs exceeds the related unearned premiums. For each business segment, the analysis is performed at a product line level, namely automobile insurance, homeowners insurance and other insurance, which is consistent with the manner in which the Company acquires, services and measures profitability.

Critical Accounting Estimates

Estimated Variability of Property and Casualty Insurance Reserves, page 76

Comment:

2.
In your disclosure, you indicate the impact of assumed increases and decreases in the cumulative development factors on your automobile insurance loss and LAE reserves under an incurred loss development methodology. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies whether the variability you discuss is reasonably likely to occur. If not, please revise your discussion to provide reasonably likely changes in your key reserving assumptions and the impact on reported results, financial position and liquidity. In addition, please explain to us why the variability you discuss could result in an equal increase or decrease in your loss and LAE reserves of $73.0 million when it appears that you have had favorable development for the last eight years.

Company response:
The Company's variability analysis is based on the cumulative loss development factors observed in the data triangles at each quarterly evaluation point and is calculated at one standard deviation. The Company believes that one standard deviation is a reasonably likely scenario to measure the variability of its loss and LAE reserves under the incurred development method for automobile insurance.
Beginning with the Company's 2011 Annual Report on Form 10-K, the Company proposes to revise its discussion under the heading “Estimated Variability of Property and Casualty Insurance Reserves” on page 76 of the Company's 2010 Annual Report on Form 10-K to clarify that the estimated variability is based on one standard deviation of variability observed in the historical data triangles, which the Company believes is reasonably likely to occur. If the Company had made the revised disclosure in its 2010 Annual Report on Form 10-K, the Company would have replaced the first two paragraphs of the discussion with the following revised disclosure.
Although development will emerge in all of the Company's personal lines' insurance products, development in the Kemper Preferred segment's personal automobile insurance product line could have the most significant impact. To further illustrate the sensitivity of the Kemper Preferred segment's reserves for automobile insurance losses and LAE to changes in the cumulative development factors, for each quarterly evaluation point the Company's actuaries calculated the variability of cumulative development factors observed in the incurred loss development methodology using one standard deviation. The Company believes that one standard deviation of variability is a reasonably likely scenario to measure variability for its loss and LAE reserves under the incurred development method for automobile insurance. Assuming that the Kemper Preferred segment's automobile insurance loss and LAE reserves were based solely on the incurred loss development methodology and the variability in the cumulative development factors occurred within one standard deviation, the Company estimates that Kemper's automobile insurance loss and LAE reserves could have varied by $73.0 million in either direction at December 31, 2010 for all accident years combined under this scenario.

While the Company acknowledges that on an overall, company-wide basis it has experienced annual favorable development over the last eight years, it should be noted that three of its four business segments (Unitrin Specialty, Unitrin Direct and Life and Health Insurance segments) reported periods of unfavorable development within that time span, the exception being the Kemper Preferred segment, which experienced annual favorable development over that time span. Also, the Company's experience is, on a relative basis, consistent with the experience of the property and casualty insurance industry. As noted in the second paragraph following the table on page 71 of the Company's 2010 Annual Report on Form 10-K, in estimating reserves, the Company's actuaries exercise professional judgment and must consider, and are influenced by, many variables that are difficult to quantify and the estimation process is inherently uncertain. As noted on page 73 of the Company's 2010 Annual Report on Form 10-K, such variables include changes in the level of minimum case reserves, changes to claims handling practices, changes in underwriting practices, changes in business mix, growth in new lines of business, the impact of inflation on repair costs and medical costs, and changes in the judicial and regulatory environments.

The key assumption used in many of the loss reserve estimation methodologies employed by the Company is that historical patterns observed in prior periods can be used to predict and estimate ultimate losses. However, changes in business processes, by their very nature, are likely to affect the development patterns that ultimately emerge. Subsequent to a change in business process, in making actuarial selections, an actuary must determine, using professional judgment, how much reliance, if any, should be placed on the historical pattern and how much reliance, if any, should be placed on a limited number of data points available subsequent to the change in business process. It is even more difficult to quantify the impact of multiple changes that take place over several years. As more fully discussed under the caption, “Kemper Development” beginning on page 75 of the Company's 2010 Annual Report on Form 10-K and under the same caption beginning on page 75 of the Company's 2009 Annual Report on Form 10-K, over the past eight years, the Kemper Preferred segment has undergone several changes in its claims handling processes, making estimating reserves for this segment particularly challenging for the Company's actuaries. Each of these changes in claims handling was intended to improve results by decreasing the ultimate cost of claims. Changes in claims handling over the past eight years included the following.

•	Increasing the percentage of claims reported directly to Kemper Preferred from 30% in 2002 to over 70% by the end of 2007;

•	Implementing loss mitigation programs such as using mediation and arbitration to facilitate settlements and reduce defense costs;

•	Employing in-house legal expertise to better manage the litigation process;

•	Increasing emphasis on settling third-party claims earlier in the claims process;

•	Emphasizing greater case reserve adequacy earlier in the life cycle of a claim; and

•	Consolidation of claims functions and conversion of claims systems, resulting in the blending of claims data over time.

While the Company's actuaries gave consideration to these changes when making their actuarial selections at the end of each reporting period, it took several years to ascertain the full impact of each change or combination of changes. As more data became available through the passage of time, the Company's actuaries became more convinced that Kemper Preferred's lower losses and LAE were in fact being realized, and they placed greater reliance on the emerging loss development trends at subsequent evaluation dates, which resulted in the actuaries reducing their prior estimates of reserves. For example, the Company's actuaries noted that certain development factors under the incurred loss development method trended lower at each evaluation date and selected development factors below the historical mean loss development factor observed at these evaluation dates as they continued to place greater reliance on the emerging trends as the data supporting these trends had become more reliable. However, selecting below the mean average increases the likelihood that reserves could develop unfavorably despite the Company's favorable experience over the last eight years.

Goodwill Recoverability, page 77

Comment:

3.
In Note 7 to your financial statements on page 103 you disclose that the quoted value of your common stock was significantly below your book value per share at September 30, 2010 and December 31, 2010. Although you also disclose that goodwill for your reporting units - other than for the Reserve National unit which was fully impaired in 2010 - was recoverable at December 31, 2010, it is unclear whether any of your reporting units are at risk of failing step one of the impairment test as stipulated in ASC 350-20-35-4 through 35-8. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies whether the fair value of any of your reporting units is not substantially in excess of its carrying value. For each reporting units at risk of failing step one please provide us proposed revised disclosure to be included in future periodic reports that:

◦	Indicates the percentage by which fair value exceed carrying value as of the date of the most recent test;

◦	Indicates the amount of goodwill allocated to the reporting unit;

◦	Describes the methods and key assumptions used and how the key assumptions were determined;

◦
Discusses the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

◦	Describes the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Company response:
The Company determined that none of its reporting units with goodwill recorded as of December 31, 2010 were at risk of failing step one of the impairment test as stipulated in ASC 350-20-35-4 through 35-8. In future quarterly and annual filings, if management determines that none of its reporting units with goodwill are at risk of failing step one of the impairment test, a disclosure will be made stating that none of the Company's reporting units with goodwill was at risk of failing step one of the impairment test. If the Company had made this disclosure in its 2010 Annual Report on Form 10-K, the discussion under the heading “Goodwill Recoverability” beginning on page 77 would have been revised by adding an introductory clause to the first sentence. The proposed revised disclosure follows.
While the Company believes that none of its reporting units with material goodwill are at risk of failing step one of the goodwill impairment test, the process of determining whether or not an asset, such as Goodwill, is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Such projections are inherently uncertain and, accordingly, actual future cash flows may differ materially from projected cash flows. In evaluating the recoverability of Goodwill, the Company performs a discounted cash flow analysis for each of the Company's reporting units. The discounted cash value may be different from the fair value that would result from an actual transaction between a willing buyer and a willing seller. Such analyses are particularly sensitive to changes in discount rates and investment rates. Changes to these rates might result in material changes in the valuation and determination of the recoverability of Goodwill. For example, an increase in the rate used to discount cash flows will decrease the discounted cash value. There is likely to be a similar, but not necessarily as large as, increase in the investment rate used to project the cash flows resulting from investment income earned on the Company's investments. Accordingly, an increase in the investment rate would increase the discounted cash value.

If, at a future date, the Company subsequently determines that a reporting unit with goodwill is at risk of failing step one of the goodwill impairment test, the additional disclosures set forth in the Staff's comment for a reporting unit at risk of failing step one of the goodwill impairment test will be considered to determine the relevant disclosures necessary under the circumstances for the respective reporting unit.

Notes to the Consolidated Financial Statements

Note 15: Net Income (Loss) per Share from Continuing Operations, page 117

Comment:

4.
Please explain to us how your use of the two-class method results in basic and diluted income per share being greater for unrestricted common stock than for restricted common stock. In this regard, it appears that the right of restricted common shareholders to receive non-forfeitable dividends and to participate in the undistributed earnings along with all common shareholders would result in more income being allocated to the restricted common stock than to the unrestricted common stock. To the extent necessary, please cite the authoritative literature you rely upon to support your position.

Company response:
Paragraph ASC 260-10-45-68B of Topic 260, Earnings Per Share, states

“Paragraph 718-10-55-45 requires that nonrefundable dividends or dividend equivalents paid on awards for which the requisite service is not (or is not expected to be) rendered be recognized as additional compensation cost and that dividends or dividend equivalents paid on awards for which the requisite service is (or is expected to be) rendered be charged to retained earnings. As a result, an entity shall not include dividends or dividend equivalents that are accounted for as compensation cost in the earnings allocation in computing EPS. To do so would include the dividend as a reduction of earnings available to common shareholders from both compensation cost and distributed earnings. Undistributed earnings shall be allocated to all outstanding share-based payment awards, including those for which the requisite service is not expected to be rendered. An entity's estimate of the number of awards for which the requisite service is not expected to be rendered for the purpose of determining EPS under this Topic shall be consistent with the estimate used for the purposes of recognizing compensation cost under Topic 718. Paragraph 718-10-35-3 requires that an entity apply a change in the estimate of the number of awards for which the requisite service is not expected to be rendered in the period that the change in estimate occurs. This change in estimate will affect net income in the current period; however, a current period change in an entity's expected forfeiture rate would not affect prior-period EPS calculations. See Example 9 for an illustration of this guidance.”

This accounting treatment results in distributed earnings per unrestricted share to exceed the distributed earnings per restricted share because only the portion of the dividends paid on restricted shares that are expected to vest are considered to be distributed to restricted stockholders, whereas the full amount of dividends paid to unrestricted stockholders are considered to be distributed to unrestricted stockholders. Furthermore, under this accounting treatment, the weighted average shares of restricted stock outstanding includes both those shares that are expected to vest and those shares that are not expected to vest. Accordingly, the portion of basic and diluted net income per share attributed to distributed earnings is higher for unrestricted shares than it is for restricted shares, which in turn results in basic and diluted income per unrestricted share in total, including distributed and undistributed earnings, to exceed basic and diluted income per restricted share in total, including both distributed and undistributed earnings.

This accounting treatment is illustrated in Case D: Participating Share-based Payment Awards beginning at ASC Paragraph 260-10-55-76A. Note that in ASC Paragraph 260-10-55-76C, the amount of distributed earnings per share of common stock of $1.50 exceeds the amount of distributed earnings per share of unvested share-based payment award of $1.41 and, likewise, total income per share of common stock of $3.35 exceeds total income per share of unvested share-based payment award of $3.26.

Note 25: Contingencies, page 144

Comment:

5. Even though you do not discuss any individual legal proceeding, you disclose that your legal proceedings could have a material adverse effect on your results of operations for any given period. You also disclose that the outcomes of these matters are difficult to predict and that the amounts or ranges of potential loss at particular points in time are in most cases difficult or impossible to ascertain. ASC 450-20-50 requires the disclosure of a reasonably possible loss or range of loss in excess of amounts already accrued or a statement that such estimate cannot be made. Although it may be difficult to predict the ultimate outcome of a matter or to estimate a loss or range of loss, it may be reasonably possible to estimate a liability. Please provide us proposed revised disclosure to be included in future periodic reports that discusses each material proceeding and provides the loss or range of loss or an explicit statement that such an estimate cannot be made. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please explain to us:

◦	The procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure; and

◦	For each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Company response:
After reviewing the Commission's comments on this subject, the Company notes that most of the text historically included in the Contingencies footnote to the Company's financial statements discusses potential risks related to the litigation environment in general and is not intended to address specific matters. As a result, the Company has concluded that, in future filings, such discussion is more appropriately incorporated in the Company's Risk Factors about legal proceedings, and the Contingencies footnote should be narrowed to discuss only material matters, if any, required to be disclosed under ASC 450-20-50 at the end of the relevant period covered by the financial statements to which it relates.

On a quarterly basis, the Company's legal staff reviews and assesses each of the Company's significant legal proceedings to determine whether any such proceedings are material to the Company's financial statements. The Company rarely has legal proceedings that are material to its financial statements, based on an objective assessment of the legal merits of such proceedings. Over the 21 years since its formation in 1990, the Company has had only five legal proceedings that were sufficiently material to require separate disclosure, only two of which were pending in the past five years. The Company has historically crafted its contingency disclosures to alert investors that an objective assessment of the legal merits of a given lawsuit may not always be predictive of the lawsuit's outcome, given the litigation climate that prevails in many venues in the United States. In these venues, even where the possibility of an adverse outcome is deemed to be remote using traditional legal analysis, a jury will sometimes render a large verdict that has no connection with the underlying facts and established legal principles. The Company's disclosures have been designed to advise and caution investors about the litigious nature of the insurance industry and the unpredictability of potential outcomes that may result in a large verdict.
In the rare instances where the Company is a party to a legal proceeding that can be judged to be material using traditional, objective analysis, the Company will continue to provide separate disclosure of such matter as and when required under applicable accounting standards and securities regulations.

In a typical quarter in its future filings, the Company would propose to replace the current language in its Contingencies footnote with language similar to the following paragraph:

In the ordinary course of its businesses, the Company is involved in legal proceedings, including lawsuits, regulatory examinations and inquiries. Based on currently available information, the Company does not believe that it is reasonably possible that any of its pending legal proceedings will result in a material effect on the Company's financial statements.

As mentioned above, in future filings, the Company will move its discussion of the litigation environment from the Contingencies footnote to the Risk Factors section of applicable Company reports.

Form 10-Q for the quarterly period ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 33

Comment:

6. It appears that you began to report the non-GAAP measure of net operating income/loss in the third quarter of 2011. It also appears that this measure is a modification of your previously reported underwriting profit/loss by excluding non-recurring or infrequent items. Please address the following comments:

◦	Please explain to us why you no longer disclose your underwriting profit non-GAAP measure.

◦	Please explain to us how the use of net operating income/loss complies with Item 10(e) of Regulation S-K.

◦
Please tell us why you did not appear to reconcile this measure to net income/loss or some other GAAP measure as required by Item 10(e)(1)(i)(B) of regulation S-K. Please provide us with this reconciliation or tell us where you made this disclosure in your filing, so that we may understand the nature of the reconciling items.

◦
Please explain to us how each reconciling item is consistent with the guidance in Item 10(e) or Regulation S-K. In your response, specifically explain how each reconciling item identified as non-recurring or infrequent is not reasonably likely to recur within two years or a similar charge or gain has not been incurred in the previous two years as stipulated in Item 10(e)(1)(ii)(B) of Regulation S-K.

◦
Please explain to us why you present two different measures entitled “net operating income.” In this regard, the table on page 30 indicates that net operating income for the nine months ended September 30, 2011 is $31.1 million while the table on page 33 indicates that it is a loss of $29.7 million for the same period.

◦
Please explain to us how your use of the title “net operating income/loss” is not confusingly similar to either “net income” or “income from continuing operations.” See Item 10(e)(1)(ii)(E) of Regulation S-K.

Company response:
With respect to the first bullet of the Staff's comment, the non-GAAP measure of net operating income that the Company began reporting in the third quarter of 2011 was not intended to replace the non-GAAP measure of underwriting profit/loss. The Company used the concept of the non-GAAP measure of underwriting profit/loss in its 2010 Annual Report on Form 10-K only in the discussion of Unitrin Direct's results. For the first three quarters of 2010, from a quantitative perspective, Unitrin Direct was profitable on the bottom line, but management wanted to emphasize to investors that, from a qualitative perspective, Unitrin Direct needed to improve its results and make an underwriting profit. The Company believes if a business segment reports a net loss on the bottom line, investors clearly recognize improvements must be made to improve profitability. In 2011, as Unitrin Direct had consecutive quarters of losses on both the bottom line and at the underwriting loss level, the Company believed that it would be evident to investors that improvements needed to be made to improve profitability, and, therefore, that it was no longer necessary to disclose the distinction made in earlier filings.
With respect to the second bullet of the Staff's comment, the Company believes the presentation of net operating income in the September 30, 2011 Form 10-Q complies with Item 10(e) of Regulation S-K for the following reasons:

•
The Company has presented income from continuing operations with equal or greater prominence in the narrative and table included on page 30 of the September 30, 2011 Form 10-Q in accordance with Item 10(e)(1)(i).

•	The Company has reconciled net operating income to income from continuing operations on pages 22 and 30 of the September 30, 2011 Form 10-Q in accordance with Item 10(e)(1)(i).

•
The Company has presented the reasons why the Company believes the non-GAAP measure provides useful information to investors regarding the Company's financial condition and results of operations on page 33 of the September 30, 2011 Form 10-Q in accordance with Item 10(e)(1)(i).

With respect to the third bullet of the Staff's comment, the Company believes that the tables on pages 22 and 30 of the September 30, 2011 Form 10-Q, satisfy the requirement to reconcile the non-GAAP measure to the most directly comparable GAAP measure of income from continuing operations. The two reconciling items for the nine and three months ended September 30, 2011 and 2010 are net realized gains (losses) on sales of investments and net impairment losses recognized in earnings. The Company had no items which could be classified as non-recurring or infrequent for the periods presented. Accordingly, the reconciliation does not include a line for non-recurring or infrequent. In light of the Staff's comment, in future filings the Company proposes to include the following reconciliation of net operating income to income from continuing operations immediately following the definition of the non-GAAP measure of net operating income.

	Nine Months Ended		Three Months Ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(Dollars in Millions)	2011	2010	2011	2010
Consolidated Net Operating Income	$31.1	$112.2	$9.8	$30.6
Net Income (Loss) From:
Net Realized Gains (Losses) on Sales of Investments	18.0	9.5	(2.7)	4.7
Net Impairment Losses Recognized in Earnings	(4.3)	(8.3)	(3.3)	(3.0)
Income from Continuing Operations	$44.8	$113.4	$3.8	$32.3

With respect to the fourth bullet, there were no items that the Company reported as non-recurring or infrequent and excluded from net operating income, but included in income from continuing operations. With respect to excluding net realized gains on sales of investments and net impairment losses recognized in earnings related to investments from the determination of net operating income, it is the Company's understanding that it is permitted to specifically identify and exclude items in determining a non-GAAP measure, but may not label them as non-recurring or infrequent unless it is not reasonably likely to recur within two years or had not been incurred in the previous two years. As noted in the Company's non-GAAP financial measures definition on page 33 of the September 30, 2011 Form 10-Q, the Company has not included net realized gains on sales of investments and net impairment losses recognized in earnings related to investments in net operating income as the Company believes the items may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions that impact the values of the company's investments, the timing of which is unrelated to the insurance underwriting process.

With respect to the fifth bullet of the Staff's comment, the Company does not present two different measures entitled net operating income. The $29.7 million loss amount reported on the line labeled “Kemper Preferred” on page 30 and the line labeled “Net Operating Income (Loss)”

on page 34 is the amount of net operating loss determined at the Kemper Preferred segment level, whereas the $31.1 million income amount reported on page 30 on the line labeled “Net Operating Income” is the amount of net operating income computed on a consolidated basis for Kemper Corporation and its subsidiaries. To avoid confusion in future filings, the Company proposes to precede net operating loss with either “segment” or “consolidated,” as the case may be, in the context of the table.

With respect to the sixth bullet of the Staff's comment, the Company decided to include the non-GAAP measure of net operating income/loss in the September 30, 2011 Form 10-Q after reviewing filings made by several other insurance companies. Based on this review, the Company believes that the use of the non-GAAP measure of net operating income/loss is not uncommon in the insurance industry. While the Company believes that the term itself is not necessarily confusing, in light of the Staff's first five bullets to this comment, the Company understands why its presentation and disclosure could have added confusion. The Company believes that inclusion of the reconciliation immediately following the definition of the non-GAAP measure along with the other changes that the Company outlined above should alleviate this confusion and enable investors to more clearly understand the Company's use and meaning of the term net operating income/loss.

In connection with the Company's response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (312) 661-4600 if you have any additional questions or need further clarification.

Sincerely,

/s/ Dennis R. Vigneau
Dennis R. Vigneau
Senior Vice President and Chief Financial Officer